September 16, 2019

Robert Eulau
Chief Financial Officer
Western Digital Corporation
5601 Great Oaks Parkway
San Jose, California 95119

       Re: Western Digital Corporation
           Form 10-K for the Fiscal Year Ended June 28, 2019
           Filed August 27, 2019
           File No. 001-08703

Dear Mr. Eulau:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 28, 2019

Item 7. Management's Discussion and Analysis of Financial Conditions and Results of
Operations, page 34

1. In the fourth quarter fiscal 2019 earnings presentation you present non-GAAP gross margin amounts as well as various metrics such as units sold and average selling prices for both your HDD and Flash products. Tell us how you use this information in managing your business and revise to include a quantified discussion of such measures or explain to us what other measures management uses to manage your business. We refer you to Item
      303(a) of Regulation S-K and Section III.B.1 of SEC Release 33-8350.
2. We further note the HDD and Flash non-GAAP gross margin amounts you disclose in such presentation. Please revise to include a reconciliation for each non-GAAP measure to the most directly comparable GAAP measure. In this regard, you should include a separate reconciliation for each of HDD gross margin and Flash gross margin. Refer to
      Regulation G.
 Robert Eulau
Western Digital Corporation
September 16, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Melissa
Kindelan, Senior Staff Accountant at 202-551-3564 if you have questions regarding comments on the financial statements and related matters.



                                                          Sincerely,
FirstName LastNameRobert Eulau
                                                          Division of
Corporation Finance
Comapany NameWestern Digital Corporation
                                                          Office of Information
Technologies
September 16, 2019 Page 2                                 and Services
FirstName LastName